February 19, 2013

Via EDGAR and Facsimile

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Met-Pro Corporation
Form 10-K/A for the fiscal year ended January 31, 2012
Filed March 26, 2012
File No. 1-7763

Dear Mr. Cash:

This letter serves to respond to your comment letter dated February 1, 2013 regarding the Form 10-K/A filed on March 26, 2012, which was for the fiscal year ended January 31, 2012 of Met-Pro Corporation (“the Company”).

For your convenience, your comments have been stated below in their entirety in italics, with the Company's responses immediately underneath it.

Comment:

Form 10-K/A for the fiscal year ended January 31, 2012

Note 15, Business Segments and Other Information, page 61

1.	We note your response to our prior comment seven. However, it appears there are distinct differences in some of the products within your reportable segments, In this regard, we note the following:

•
The products within your Product Recovery/Pollution Control Technologies segment provide solutions to air or liquids but not both.  In addition, we note your disclosure on page 2 regarding the various product lines in this segment.  These products appear to be unique and serve difference purposes.

•
The products within your Fluid Handling Technologies segment have different applications and therefore appear to have different end uses.  In addition, it appears that certain products are geared towards specific industries.

•	The products within your Mefiag Filtration Technologies segment have different applications and therefore appear to have different end uses.
•	The products within your Filtration/Purification Technologies segment treat different items and therefore appear to have different end uses.

Therefore it continues to appear to us that you should revised future filings to include information regarding your products.

Response:

The Company acknowledges your comment.  We note that ASC 280-10-50-40  provides that “A public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless is it impractical to do so  The amounts of revenues reported shall be based on the financial information used to produce the public entity’s general purpose financial statements.  If providing the information is impractical, that fact shall be disclosed”. The Company does not accumulate net sales information by product or service, and therefore the Company does not disclose net sales by product or service because to do so would be impracticable.  However, the Company does accumulate and disclose net sales information by group of similar products and services through its segments, which are comprised of groups of similar products and services. Therefore, we believe that the required disclosure required per ASC 280-10-50-40 of revenues by product and service OR each group of similar product and services [emphasis added] is disclosed as part of our disclosure of annual revenues by segment, in Note 15, Business Segment and Other Information.

Our view is that the end use of the products offered by the segments of Met-Pro Corporation does not define our products.  Although the Company may make a modification in a particular product’s configuration for a specific application, this does not change the core of the product’s technology.   As such, references in your comment including “different purposes”, “different applications”, “different end uses”,  and “specific industries” do not necessitate enterprise wide-disclosures per ASC 280-10-50-40.  Each segment is comprised of a group of similar products.

As more fully discussed below, the Company’s business activities are organized as a group of similar products within each segment.  Although the specific application and end use of the products may be different, this does not necessitate disclosure under ASC 280-10-50-40.  The technologies within each segment consist of a group of similar products which are closely linked by the customer need that is solved by the product solution.

In recognition of your comment, we have undertaken a comprehensive review of our enterprise wide disclosures related to product and service, and we offer the following additional information related to our segments, as per the sub-bullets contained within your comment above.  We have reiterated each of your sub-bullet comments below, with a heading by the respective segment, to facilitate our specific response as follows:

Product Recovery/Pollution Control Technologies
Comment:
•
The products within your Product Recovery/Pollution Control Technologies segment provide solutions to air or liquids but not both.  In addition, we note your disclosure on page 2 regarding the various product lines in this segment.  These products appear to be unique and serve difference purposes.

Response:
•
The Product Recovery/Pollution Control Technologies Reporting Segment is comprised of Met-Pro Environmental Air Solutions (the combination of the Duall, Systems, Flex-Kleen, Bio-Reactions Industries and Met-Pro Industrial Services brands) and the Strobic Air Corporation business units.  Our view is that this segment is a group of similar products. All of the products in this segment provide air purification solutions which result in improved air quality, circulation, odor control, dust collection and product recovery.  The reference to “liquids” in our original response was in reference to applications such as degasification, air stripping or wet dust collection. The “product lines” reference on page 2 is more appropriately categorized as “brands” within a group of similar products.  While there are various markets and applications for the air purification solutions offered by this reporting segment, we consider this business to be one group of similar products for the air purification market.

Fluid Handling Technologies
Comment:
•
The products within your Fluid Handling Technologies segment have different applications and therefore appear to have different end uses.  In addition, it appears that certain products are geared towards specific industries.

Response:
•
The Fluid Handling Technologies Reporting segment produces and sells a high quality centrifugal pump, used in a variety of applications for different end uses within specific industries.  This pump is sold in differing configurations and is marketed under several different brand names, but the core technology is the same throughout the pumps offered by this segment.  While the pumps sold by this segment are adaptable to handle various corrosive, abrasive and high temperature liquids in a broad range of applications, we consider this operating segment/business to be providing a single group of similar products, namely, a high quality, centrifugal pump solution.

Mefiag Filtration Technologies
Comment:
•	The products within your Mefiag Filtration Technologies segment have different applications and therefore appear to have different end uses.

Response:
•
The Mefiag Filtration Technologies segment designs, manufactures and sells filter systems utilizing horizontal disc technology for the plating, metal finishing and printing industries.  The differing applications and end uses of the solution provided by Mefiag do not vary the underlying technology of the product.  Hence, we consider this operating segment/business to be providing a singular group of similar products, namely, a horizontal disc technology filtration system.

Filtration/Purification Technologies
Comment:
•	The products within your Filtration/Purification Technologies segment treat different items and therefore appear to have different end uses.

Response:
•
The Filtration/Purification Technologies segment consists of two operating segments, one of which supplies proprietary chemicals for the treatment of municipal drinking water systems and boiler and cooling tower systems and a separate operating segment which offers cartridges, filter housings, and filtration products for difficult air and liquid applications, including water purification.  We therefore acknowledge that we have different products and varied end uses between these two operating segments.   However, given that this segment is not a reportable segment, but rather, simply comprised of two operating segments that did not meet the criteria for aggregation (but rather were combined due to certain quantitative thresholds listed in ASC Topic 280-10-50-12), no further reporting of revenue by product within this segment is warranted from a materiality perspective, as these two operating segments combined for only 10% of consolidated revenue for the period ended January 31, 2012.

The Company acknowledges that:

•   The Company is responsible for the adequacy and accuracy of the disclosures in its filings; in light of the discussion above, the Company will add the following disclosure to Note 15, Business Segments and Other Information:

“Except for the information reported on a segment basis, the Company does not accumulate net sales information by product or service and therefore, the Company does not disclose net sales by product or service because to do so would be impracticable.  The Company’s reportable segments are however, organized as groups of similar products and services”.

•   Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•   The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope the above information provides all the information your comment letter required.  If you have any questions or comments regarding these responses, please call me at (215) 723-6751.

Sincerely,

/s/ Neal E. Murphy
Neal E. Murphy
Vice President – Finance
Chief Financial Officer

cc: Patricia Armelin, SEC via Facsimile